Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: DIRECTV

Commission File No.: 1-34554

2Q14 Earnings
Conference Call
AT&T Investor Update
July 23, 2014
2ND QUARTER
2014
1 © 2014 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property.
AT&T Proprietary (Internal Use Only) Not for use or disclosure outside the AT&T companies except under written agreement.

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.
This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s website at www.att.com/investor.relations
Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.
2 © 2014 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property.
AT&T Proprietary (Internal Use Only) Not for use or disclosure outside the AT&T companies except under written agreement.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://investor.directv.com.
Participants in Solicitation
AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger.
Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger.
3 © 2014 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property.
AT&T Proprietary (Internal Use Only) Not for use or disclosure outside the AT&T companies except under written agreement.

Transforming Our Business for Growth
Strong Financial Foundation
Solid Balance Sheet Returns to Shareowners Strong Cash Generation
Delivering a Premier Video-Centric Network
Ultra-fast, Mobile and IP Nationwide 4G LTE
U-verse with AT&T GigaPower DIRECTV (U.S., LATAM)
Repositioning Wireless Value Proposition
Smartphones Usage-based Pricing No-Device-Subsidy / BYOD
Mobile Share Value Prepaid
4 © 2014 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property.
AT&T Proprietary (Internal Use Only) Not for use or disclosure outside the AT&T companies except under written agreement.

2Q14 Financial Summary – Reflects Transition of Business Model



Consolidated Revenues
$32.1
$32.6
2Q13
2Q14



Adjusted EPS*
Adj. Operating Income Margin
$0.67
$0.62
19.1%
17.7%
2Q13
2Q14

	2Q13	2Q14
Reported EPS	**$0.71**	**$0.68**
Adjustments:		
Leap integration costs		$0.02
Gain on sale of AMX shares	($0.04)	($0.08)
Adjusted EPS	**$0.67**	**$0.62**

** Adjusted for significant one-time items.*

Consolidated revenues of $32.6 billion, up 1.6 percent; 2.6 percent year to date

- Wireless revenues impacted by shift to no-device-subsidy plans

Second-quarter adjusted EPS of $0.62

Consolidated operating income margin reflects investments

- Wireless margin reflects timing of customer transition to no-device-subsidy plans
- Continuing investment in transformation

Cash from operations of $8.1 billion, $16.9 billion year to date

- Capital expenditures of $6.0 billion, $11.8 billion year to date
- Free cash flow of $2.1 billion; $5.1 billion year to date

5

© 2014 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property.
AT&T Proprietary (Internal Use Only) Not for use or disclosure outside the AT&T companies except under written agreement.

2Q14 Highlights: Strong Postpaid Gains and Record-Low Postpaid Churn with Strong U-verse Gains
Move to Mobile Share ValueSM Plans and AT&T NextSM Drives Strong Wireless Metrics
Best-ever postpaid churn
Best postpaid subscriber growth in nearly five years
Total wireless revenues up 3.7 percent as mix shifts
Nearly 20 percent growth in data billings
Strong U-verse® Gains Drive Solid Consumer Growth
Wireline consumer revenues up 3.0 percent
U-verse revenues up 25 percent as subscribers reach 70 percent of broadband base
More than 13 percent growth in strategic business services revenues, now more than 27 percent of wireline business revenues
Full-Year Guidance on Track
Second-quarter results reflect expected transitional pressure, with trends expected to improve in second half of the year
Pending acquisition of DIRECTV enhances video scale and bundling opportunities
© 2014 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property. AT&T Proprietary (Internal Use Only) Not for use or disclosure outside the AT&T companies except under written agreement. 6

Repositioning the Wireless Business Model Drives Success
Changing customer value proposition leads to strong results
Record postpaid churn and improving customer satisfaction
> 1 million postpaid net adds, with significant phone net adds
More than 80 percent of postpaid smartphone subscribers have chosen usage-based data plans
AT&T Next and Mobile Share Value driving shift to no-device-subsidy model
AT&T Next more than 50 percent of smartphone sales
Nearly half of postpaid smartphone subscriber base on no-device-subsidy plans
ARPU metrics reflect transition to no-device-subsidy plans
Approximately 15 million Mobile Share accounts; half on 10 gigabyte or larger data plans
Mobile connectivity drives growth
LTE smartphone penetration increasing, average smartphone data usage up nearly 50 percent
Connected devices and postpaid tablets continue to grow
Digital Life gaining momentum and new connected cars rolling out with 2015 model year
© 2014 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property. AT&T Proprietary (Internal Use Only) Not for use or disclosure outside the AT&T companies except under written agreement. 7

Best-Ever Postpaid Churn Drives Strongest Postpaid Net Adds in Nearly Five Years

Total Subscribers
(in millions)


107.9
116.6
Prepaid
Conn.Dev/
Reseller
Postpaid
2Q13
2Q14

Postpaid Net Adds
(in thousands)


Postpaid Churn
1,026
551
320
1.02%
0.97%
0.86%
2Q12
2Q13
2Q14

Net Add Summary (in thousands)

	2Q13	2Q14
Postpaid	551	1,026
Prepaid	11	(405)
Reseller	(414)	(162)
Connected Devices	484	175
Total Net Adds	**632**	**634**

Postpaid churn of 0.86 percent

- Change in customer value proposition helps drive record performance
- Total churn of 1.47 percent - up due to Cricket integration

More than 1 million postpaid net adds, with more than half phone net adds

- Total net adds of 634,000
- Prepaid net adds impacted as expected with Cricket integration and session-based tablet migration
- Reseller decline due to transition off 2G network
- 250,000 branded tablet net adds; 366,000 postpaid net adds

92 percent of postpaid phone sales are smartphones

- 700,000 postpaid smartphone net adds
- Nearly two-thirds of postpaid smartphones are LTE devices

8

© 2014 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property.
AT&T Proprietary (Internal Use Only) Not for use or disclosure outside the AT&T companies except under written agreement.

AT&T Next and Mobile Share Value Plans Reposition Customer Value Proposition


Wireless Revenues ($ in billions)
Service Revenues
Equipment Revenues
$17.3
$17.9
$1.9
$2.8
2Q13
2Q14


Percent of Smartphones on No-Device-Subsidy Model
No-Device-Subsidy Pricing
Device-Subsidy Pricing
1Q14
53M Smartphones
<75%
>25%
2Q14
55M Smartphones
56%
44%
24M Total:
~ 7M Next
~17M Pre-Next[1]

Total wireless revenues up 3.7 percent as mix shifts with AT&T Next

- Equipment revenues up 45 percent
- Service revenues down 1.4 percent

Revenue growth impacted by:

- Shift to no-device-subsidy pricing plans
- Revenue recognition change for AT&T Next-eligible sales to agents
- Fewer handset upgrades, higher BYOD gross adds

55 million smartphones, with 24 million on no-device-subsidy pricing

- Investment in customer choice and clear, simplified pricing
- More than half of 2Q smartphone gross adds and upgrades on AT&T Next
- Virtually all of pre-Next customers are choosing AT&T Next when upgrading in retail stores

[1] *Pre-Next defined as customers eligible for AT&T Next upgrade that are on no-device-subsidy pricing.*

9

© 2014 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property.
AT&T Proprietary (Internal Use Only) Not for use or disclosure outside the AT&T companies except under written agreement.

Rapid Adoption of New Plans Drives Lower Churn, Higher Value and Sustainable Margins

Customer Value Illustration

Postpaid	Subsidy Model	Next Model
Churn *(2Q13, 2Q14)*	1.02%	0.86%
Customer life, months	98	116
ARPU	$66	$60
Lifetime service revenue	**$6,500**	**$6,900**
Subsidy cost, per upgrade[1]	$360	$0-$150

Wireless ARPU Mix



Postpaid Phone-Only ARPU
Postpaid Phone-Only ARPU + Next[2]
Service EBITDA Margin
$67.49
$67.89
$68.29
$64.35
$62.28
$60
40%
2Q
3Q
4Q
2013
2Q
3Qe
4Qe
2014

[1] *Subsidy model illustration with $600 device less $240 customer payment; Next model with $600 device less customer installment payments and device trade-in value*

[2] Postpaid phone-only ARPU + AT&T Next subscriber installment billings.

Overall customer value improves with lower churn and no-device-subsidy transition

- Improved lifetime service revenue, even with discounts
- Opportunity to reduce customer acquisition costs
- Elimination/reduction of recurring subsidy costs

Postpaid ARPU metrics reflect investment in customer transition

- Phone-only ARPU declines reflecting service revenue discounts
- Phone-only ARPU with Next[2] expected to increase – monthly equipment billing of $27 on average Next subscriber
  - Trends expected to improve substantially in second half
  - Pre-Next customers upgrading with new device launches and holiday sales
  - Continued uptake of higher data plans and insurance coverage

Margin improvement expected in second half with avoidance of device subsidies

10

© 2014 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property.
AT&T Proprietary (Internal Use Only) Not for use or disclosure outside the AT&T companies except under written agreement.

U-verse Drives Solid Wireline Consumer Revenue Growth

Wireline U-verse Revenues[1]
($ in billions)



Consumer Revenue Growth
$2.9
$3.7
2.4%
3.0%
2Q13
2Q14

U-verse Broadband Subscribers[1]
(in millions)



% of Broadband Subscribers on U-verse IP broadband
6.5
9.1
11.5
40%
55%
70%
2Q12
2Q13
2Q14

Consumer revenue growth of 3.0 percent

- Total U-verse[1] annualized revenues approaching $15 billion, up 25 percent year over year
- U-verse now 62 percent of wireline consumer revenues, up from 51 percent a year earlier

Strong U-verse net adds drive growth

- 488,000 U-verse high speed broadband net adds; now 70 percent of total broadband base
- 190,000 U-verse TV net adds
- More than 97 percent of AT&T's video customers subscribe to bundled services
- Triple Play bundles have ARPU of >$170 and significantly lower churn than standalone services

U-verse® with AT&T GigaPower℠ continues to ramp with service in Austin and commitments in Dallas and North Carolina

[1] *Total U-verse includes consumer and business customers.*

11

© 2014 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property.
AT&T Proprietary (Internal Use Only) Not for use or disclosure outside the AT&T companies except under written agreement.

Strategic Business Services Revenues Continue to Expand

AT&T Business Services (ABS) Strategic Business Services[1] Revenues ($ in billions)



Strategic business services as a % of total ABS revenues
$2.1
$2.4
23.5%
27.5%
2Q13
2Q14

ABS Service Revenue Growth



Enterprise (GBS)
Small Business (SBAC)
Wholesale (WGS)
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
2Q13
3Q13
4Q13
1Q14
2Q14

Strategic business services revenues up more than 13 percent

- Now more than $9 billion in annualized revenues and more than 27 percent of total business revenues
- More than half of total business data revenues
- 55,000 business IP broadband gains

Growth in enterprise services revenues offset by wholesale pressure

- Wireline business revenues down 2.9 percent; 2.3 percent decline in service revenues
- Enterprise service revenues up about 1 percent year over year, fifth consecutive quarter of year-over-year growth rate improvement
- Wholesale revenue trend impacted by wireless carriers' network migration
- Lack of new business formations still impacting small business

[1] Strategic business services are the next-generation capabilities that lead AT&T's most advanced solutions — VPNs, Ethernet, cloud, hosting, IP conferencing, VoIP, MIS over Ethernet, U-verse and security services.

12

© 2014 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property.
AT&T Proprietary (Internal Use Only) Not for use or disclosure outside the AT&T companies except under written agreement.

Margin Summary
Wireless Adjusted EBITDA Margins1
Service EBITDA Margin Total EBITDA Margin
42.4%
37.7%
2Q13
42.6%
36.0%
2Q14
Adjusted Operating Income Margin1
Consolidated Wireline
19.1%
11.1%
2Q13
17.7%
9.7%
2Q14
1 2Q14 adjusted for Leap integration expense.
Wireless adjusted EBITDA stable1
EBITDA of $6.5 billion, stable year over year with service EBITDA margin up 20 basis points
Total EBITDA margin down 170 basis points Shift to no-device-subsidy pricing in advance of upgrading to AT&T Next plan
• Promotional activity
New business investments
Consolidated margins reflect timing of AT&T Next sales and wireline margin pressure
Declines in legacy voice and data, shift to IP services
Content and retransmission price increases
Trailing operating costs with Project VIP
Project Agile and investments in software-defined networks to reduce operating expenses and improve capital efficiency
© 2014 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property.
AT&T Proprietary (Internal Use Only) Not for use or disclosure outside the AT&T companies except under written agreement.

Solid Cash Flow and Return to Shareowners
2Q14 AT&T Cash Summary
($ in billions)
2Q14 YTD
Cash From Operations $8.1 $16.9
Capital Expenditures $6.0 $11.8
Free Cash Flow $2.1 $5.1
Cash from Asset Monetization $4.6 $5.0
Cash Balance $11.3 $11.3
Net Debt-to-Adjusted EBITDA 1.71x 1.71x
Dividends Paid $2.4 $4.8
Shares Repurchased $0.2 $1.4
Free cash flow is cash from operations less capital expenditures. Net debt is total debt less cash and cash equivalents. EBITDA is operating income before depreciation and amortization. Numbers may not foot due to rounding.
Continued strong cash from operations
Free cash flow reflects AT&T Next investment and impacts of capital acceleration
Success of AT&T Next drives customer investment of more than $1.5 billion year to date
Maintained solid balance sheet and single-A rating
$11 billion cash balance
Continued asset monetization
$4.6 billion used for debt redemption
Positioned for upcoming spectrum auctions and DIRECTV acquisition
Continued return to shareowners
$4.8 billion in dividends year to date
Opportunistic share buybacks
© 2014 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property.
AT&T Proprietary (Internal Use Only) Not for use or disclosure outside the AT&T companies except under written agreement.

2014 Guidance
Best-ever postpaid churn
More than 1 million postpaid net adds
70% of wireline broadband subs on U-verse
Solid cash generation
DIRECTV transaction on track
2014 Outlook
Consolidated revenue growth in the 5 percent range
Expect equipment revenues to ramp substantially due to seasonal lift expected in second half of year
Stable consolidated margins including Leap operational pressure
Expect to realize significant second-half benefits as pre-Next customers upgrade to AT&T Next plans
Adjusted EPS growth at the low end of the mid-single digit range even with impact from Leap acquisition and sale of América Móvil equity investment
Capital expenditures in the $21 billion range
Spending accelerated in the first half of year
Free cash flow in $11 billion range even with expected strong AT&T Next sales
© 2014 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property.
AT&T Proprietary (Internal Use Only) Not for use or disclosure outside the AT&T companies except under written agreement.

2Q14 Earnings
Conference Call
AT&T Investor Update
July 23, 2014
2ND QUARTER 2014
© 2014 AT&T Intellectual Property. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Intellectual Property.
AT&T Proprietary (Internal Use Only) Not for use or disclosure outside the AT&T companies except under written agreement.